Exhibit 8.1
Principal Subsidiaries:

	Country of	Voting rights owned by us, directly
Name	Incorporation	or indirectly
Nissin Servicer Co., Ltd.	Japan	74.6%
NIS Securities Co., Ltd.	Japan	100.0
Nissin Leasing (China) Co., Ltd.	China	100.0
Aprek Co., Ltd.	Japan	69.3
NIS Lease Co., Ltd.	Japan	100.0
NIS Property Co., Ltd.	Japan	100.0
Nissin Insurance Co., Ltd.	Japan	100.0
NIS Real Estate Co., Ltd.	Japan	100.0
Woodnote Corporation	Japan	64.0